Office Address	Mail Address	Telephone(04) 382-8800
KPMG Centre	P.O. Box 996	Fax No.(04) 802-1233
135 Victoria Street	Wellington
Wellington	New Zealand
New Zealand

26 April 2004

British Columbia Securities Commission
701 West Georgia Street
Vancouver, B.C. V7Y 1L2

Alberta Securities Commission
4th Floor, 300 – 5th Avenue S.W.
Calgary, Alberta T2P 3C4

Dear Sirs

Change of Auditor of Austral Pacific Energy Limited (the “Company”)

We acknowledge receipt of a Notice of Change of Auditor (the “Notice”) dated April 23, 2004 given by the Company to ourselves and BDO Dunwoody LLP, Chartered Accountants.

Based on our information as of this date, we agree with the statements set out in the Notice.

Yours sincerely
KPMG

/s/ Andrew Dinsdale

Andrew Dinsdale
Partner